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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                                   FORM 12b-25

                                 ---------------

                           NOTIFICATION OF LATE FILING

                                                        COMMISSION FILE NUMBER
                                                                        1-8038
                                                                        ------

(Check One):
[X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended: June 30, 1999
                  -------------
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:
                                 --------------------------------

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

                            KEY ENERGY SERVICES, INC.
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Full Name of Registrant

                                 NOT APPLICABLE
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Former Name if Applicable

                          TWO TOWER CENTER, 20TH FLOOR
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Address of Principal Executive Office (Street and Number)

                         EAST BRUNSWICK, NEW JERSEY 08816
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City, State and Zip Code

                                     PART II
                            RULES 12B-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 (Section 72,435), effective April 12, 1989, 54 F.R. 10306.]

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

The Registrant could not complete and file its Annual Report on Form 10-K by September 28, 1999, the required deadline, without unreasonable effort and expense because it had not completed reconciling accounts by such date, a task that was made extremely difficult and time consuming by the fact that the Registrant converted its financial reporting to a new management information system during fiscal 1999.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Thomas K. Grundman                  (732)                247-4822
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        (Name)                             (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            KEY ENERGY SERVICES, INC
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     SEPTEMBER 29, 1999                       By  /s/ Thomas K. Grundman
     ------------------------------------------      ---------------------------


                                       2
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The following press release explains the anticipated changes in the
Registrant's results of operations from its last fiscal year.

KEY ENERGY SERVICES, INC.
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NEWS RELEASE

FOR IMMEDIATE RELEASE:                                         CONTACT: JIM DEAN
WEDNESDAY, SEPTEMBER 22, 1999                                     (732) 247-4822


      KEY ENERGY REPORTS FOURTH QUARTER AND FISCAL YEAR RESULTS; DISCUSSES
                  CONTINUED IMPROVEMENTS IN MARKET CONDITIONS


EAST BRUNSWICK, N.J., Sept. 22, 1999 - Key Energy Services, Inc. (NYSE: KEG) today reported results from operations for the three months and fiscal year ended June 30, 1999. The results for the June 30 quarter were in line with the company's August 5, 1999 pre-announcement.

Revenues for the three months ended June 30, 1999 were approximately $124.4 million, as compared to $104.9 million for the March 1999 quarter, an increase of 18.6%. The company's fourth quarter EBITDA, defined as earnings before interest expense, taxes, depreciation, depletion and amortization (excluding a reversal of the accrual for corporate restructuring and charges for bad debt expense) was approximately $15.0 million, as compared to $4.0 million for the March 1999 quarter, an increase of approximately 275%.

The net loss for the fourth quarter was $0.24 per share, which included: (i) a pretax charge to bad debt expense of approximately $687,000 and (ii) a reversal of the accrual for corporate restructuring of $3.9 million due to improved market conditions. Excluding such special items, the net loss was $0.28 per share. The company's cash flow, defined as the net loss plus non-cash charges for depreciation, depletion, and amortization, including amortization of deferred debt costs, was a positive $0.12 per share for the June 1999 quarter.

Francis D. John, Chairman, President and Chief Executive Officer, stated, "With a challenging 1999 behind us, we are pleased that market conditions have substantially improved and all indications are that with stronger and more stable oil and gas prices, the industry recovery should continue. During the June quarter, the company experienced considerable improvements in rig and trucking hours which resulted in a substantial increase in revenues and cash flow over the depressed levels of the March quarter." Mr. John added, "The current quarter, through mid-September, continues to show a strong increase in demand for our drilling rigs, well service rigs and ancillary equipment in all operating regions and we have also experienced some modest pricing improvements. We therefore expect a further increase in revenues and cash flows for the quarter ending September 1999 over the June quarter."

Mr. John concluded, "Capital spending by major and independent producers is expected to increase through the December quarter and beyond. If oil and gas prices remain stable at levels in excess of $17 per barrel and $2.25 per Mcf, respectively, and independent producers can fund expenditures, we believe demand for our services will continue to increase throughout calendar year 2000."

Key Energy is the world's largest rig-based well servicing firm, owning approximately 1,400 well service rigs and 1,200 oilfield trucks, as well as 73 drilling rigs. The company provides diversified energy operations including well servicing, contract drilling and other oilfield services and oil and natural gas production. The company has operations in all major onshore oil and gas producing regions of the continental United States and in Argentina and Canada.

Certain comments contained in this news release concerning the business outlook and anticipated financial results of the company constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and are subject to the safe harbor created by that act. Whenever possible, the company has identified these "forward-looking statements" by words such as "expects", "believes", "anticipates" and similar phrases. The forward-looking statements are based upon management's expectations and beliefs and, although these statements are based upon reasonable assumptions, there can be no assurances that the financial results or components will be as estimated. The company assumes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise.

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            TWO TOWER CENTER, 20TH FLOOR, EAST BRUNSWICK, NJ 08816
                TELEPHONE: (732) 247-4822 FAX: (732) 247-5148

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                            KEY ENERGY SERVICES, INC.
                  Financial Data for the Three and Twelve Month
                      Periods Ended June 30, 1999 and 1998

                                                              Three Months Ended                Fiscal Year Ended
                                                                   June 30,                         June 30,
(Thousands, except per share data)                          1999             1998            1999             1998
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
REVENUES:
    Oilfield services                                       $112,368         $103,340        $431,642          $374,845
    Oil and gas well drilling                                  9,717            9,505          49,380            35,095
    Oil and gas revenues                                       1,659            1,608           6,461             7,030
    Other revenues, net                                          640             (125)          1,057             3,076
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TOTAL REVENUES                                               124,384          114,328         488,540           420,046
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COSTS AND EXPENSES:
    Oilfield services                                         88,525           71,977         323,390           259,495
    Oil and gas well drilling                                  8,655            7,186          42,227            26,473
    Oil and gas                                                  340              701           2,907             2,983
    Depreciation, depletion and amortization                  18,870            9,169          62,498            31,001
    General and administrative                                11,831            7,203          52,585            39,030
    Bad debt expense                                             687              514           6,407               783
    Debt issuance costs                                            -                -           6,268                 -
    Interest                                                  18,166            8,367          66,525            21,476
    Corporate restructuring charge                            (3,908)               -           4,291                 -
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TOTAL COSTS AND EXPENSES                                     143,166          105,117         567,098           381,241
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    Income (loss) before income taxes                        (18,782)           9,211         (78,558)           38,805
    Income tax expense (benefit)                              (5,421)           3,574         (25,186)           14,630
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NET INCOME (LOSS)                                           ($13,361)          $5,637        ($53,372)          $24,175
========================================================================================================================

EARNINGS (LOSS) PER SHARE:
    Basic                                                     ($0.24)           $0.31          ($1.94)            $1.41
    Diluted                                                   ($0.24)           $0.29          ($1.94)            $1.23

WEIGHTED AVERAGE SHARES OUTSTANDING:
    Basic                                                     55,245           18,261          27,501            17,153
    Diluted                                                   55,245           19,733          27,501            24,024

OTHER FINANCIAL DATA:
    Earnings before interest expense, taxes, depreciation,
    depletion, amortization and restructuring,
    bad debt and debt issuance charges (EBITDA)              $15,033          $27,261         $67,431           $92,065
    EBITDA as a percent of total revenues                      12.1%            23.8%           13.8%             21.9%

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